NUTRASTAR INTERNATIONAL INC. 7/F Jinhua Mansion, 41 Hanguang Street, Nangang District, Harbin 150080, China Tel:86-451-87114869 Fax:86-451-82287746

August 4, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Michael Henderson

Re:	Nutrastar International Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 29, 2011
File No. 0-52899

We hereby submit the responses of Nutrastar International Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 14, 2011, providing the Staff’s comments with respect to the above referenced Form 10-K (the “Annual Report”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis and Financial Condition and Results of Operations Results of Operations, page 30

1. Please also provide a more detailed explanation for reasons for the increase in revenues for 2010, including comparisons of your selling prices in 2009 vs. 2010. We note from page F-36 that you substantially increased your sales to Lai En Century. Discuss this increase in your response.

Company Response: Our revenues increased by approximately $8.91 million, or 58.1%, to approximately $24.24 million in the fiscal year 2010, from approximately $15.33 million in the fiscal year 2009. This increase was attributable to both higher sales volume and high per unit pricing of our core product, Chinese Golden Grass. We experienced a significant increase in demand for our products by middle-class consumers in China who have become more health conscious and more willing to purchase health and wellness related products. For 2010, sales volume increased by approximately 78.7%, 243.7% and 15.0% for our 25g small packaged products, 35g small packaged products and large packaged products, respectively. We also shifted our product packaging and size offerings to focus on smaller packages with higher gross margins. This resulted in an increase in average selling price of approximately 20% compared with 2009.

Lai En Century is one of our key distributors for our smaller packaged Chinese Golden Grass products. Due to increased consumer demand, in year 2010, we experienced a significant increase of 274.7% in volume of sales of the 25g small packages to this particular distributor compared with year 2009.

2. We have noted that your gross margin has increased from approximately 70% in 2009 to approximately 81% in 2010, please tell us how your gross margin and operating margin compares to your competitors and if it is significantly higher or lower than your competitors, please tell us why this is reasonable.

Company Response: Due to our licensed cultivation technology of Chinese Golden Grass, our gross margin has remained high since we started commercially producing our Chinese Golden Grass products in 2006. Most of our competitors are small-sized local producers and generally have a much lower production capacity without advanced production technology and process. To our knowledge, we believe that none of these competitors are publicly reporting companies and as a result, their financial information is not publicly available. Therefore, we are unable to compare our gross margin and operating margin to our competitors at this moment.

3. You have noted that you have a dedicated research and development team, but your research and development expenses are insignificant to your revenues. Please tell us how your R&D expenses compare to your competitors, and tell us how even with limited R&D expenses, that you have been able to make significant increases in revenues.

Company Response: Our research and development expenses mainly consist of salaries and wages which were approximately $0.08 million for year 2010. The costs are included in the general and administrative expenses. As we disclosed in the Annual Report, on April 10, 2006, we obtained a ten-year exclusive right to use the cultivation technology of Cordyceps Militaris that Mr. Runjiao Wang developed for a price of RMB 30 million (approximately $4.4 million). Such expense is a one-time cost and is being amortized at RMB 3 million (approximately $0.46 million) per year, which is recorded as a component of the cost of sale. Most of our research and development activities focus on improving the cultivation process, such as adjusting the growing environment of Cordyceps Militaris with different temperatures and humidity levels. These costs are very low and as a result, we were able to increase our revenues with limited R&D expenses. As we discussed in the response to Comment 2, none of our competitors in China are publicly reporting companies and as a result, their financial information is not publicly available. Therefore, we are not able to compare our R&D expenses with our competitors at this moment although we believe our R&D expenses should be relatively low.

Liquidity and Capital Resources. page 31

4. We note that you have substantial cash on hand as of December 31, 2010 and December 31, 2009 in comparison to your expenses and capital expenditures. Further we note that you have been earning substantial and increasing net income and cash inflows from operations. Therefore tell us the business rationale and the intended use for the private placements offerings that occurring in the fiscal years ended 2010 and 2009.

Company Response: As part of our strategy to ramp up the beverage products, we initially intended to use the proceeds of the private placement financing transactions to acquire beverage manufacturing and bottling related facilities. Our former goal was to vertically integrate our business model allowing us to control the supply chain of our beverage products from growing raw materials to production and distribution. After further consideration, we concluded that it would be more cost effective to outsource the manufacturing of our beverage products to third party bottlers. We currently intend to use the proceeds from the private placements offerings for working capital and general corporate purposes, including the expansion of our production capacities of Golden Grass products, investing in building brand awareness through opening specialty stores around China and enhancing marketing and advertising efforts, expanding distribution networks of our beverage products and extending credit facilities to our customers in the future.

In addition, we understand and agree that:

(a)      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)      the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 451-82281199 or Joseph Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202)663-8233.

Sincerely,

Nutrastar International Inc.

By: /s/ Lianyun Han
Lianyun Han
President and Chief Executive Officer